SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: February 27, 2012, at 10:30 a.m., at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: The Board members representing the necessary quorum, as per the signatures below, and the Company's Executive Officers (José Félix - Chief Executive and Investor Relations Officer, and Roberto Catalão Cardoso - Chief Financial Officer and Secretary of the Presiding Board) attended the meeting.

PRESIDING BOARD: Jorge Luiz de Barros Nóbrega – Chairman and Roberto Catalão Cardoso – Secretary.

AGENDA: Approval of the election of Executive Officers for the two-year period from 2012 to 2014.

RESOLUTION: 1.  The Board members acknowledged the resignation of André Müller Borges, hereby formalizing his withdrawal from the Board of Executive Officers of the Company and its subsidiaries. They also approved (i) the reelection of JOSÉ ANTÔNIO GUARALDI FÉLIX, Brazilian, engineer, married, bearer of the identification document no. 3023331204 – SSP/RS and registered in the individual roll of taxpayers (CPF) under no. 140.448.620-87, as Chief Executive and Investor Relations Officer, and ROBERTO CATALÃO CARDOSO, Brazilian, accountant, married, bearer of the identification document no. 083325/O-0 – CRC/RJ and registered in the individual roll of taxpayers (CPF) under no. 952.915.807-63, as Chief Financial Officer; and (ii) the election of DANIEL FELDMANN BARROS, Brazilian, electrical engineer, married, bearer of the identification document no. 9.006.329-4 – SSP-PR and registered in the individual roll of taxpayers (CPF) under no. 711.745.839-91, as Chief Operations Officer, and RODRIGO MARQUES DE OLIVEIRA, Brazilian, engineer, single,  bearer of the identification document no. 08979365-7 – IFP-RJ and registered in the individual roll of taxpayers (CPF) under no. 033.663.777-20, as Officer with no specific designation. The hereby reelected and elected Executive Officers will serve a two-year term of office, as of this date, and will remain in their respective positions until the effective investiture of their successors, in 2014.

1.1 The annual compensation of each of the hereby reelected and elected Executive Officers will be paid and eventually adjusted pursuant to the Company’s compensation and organizational development policy.

MINUTES OF BOARD OF DIRECTORS’ MEETING OF

NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON FEBRUARY 27, 2012

1.2 The hereby reelected and elected Executive Officers have their business address at Rua Verbo Divino nº 1.356, 1º andar, CEP 04719-002, Chácara Santo Antônio, in the city and state of São Paulo; they attended the meeting and declared, under penalty of law, that they have not committed any crime or have any impediment that prevents them from holding their respective positions.

CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending members and also by the Secretary.

SIGNATURES: Chairman: Jorge Luiz de Barros Nóbrega; Secretary: Roberto Catalão Cardoso; Juarez de Queiroz Campos Júnior; Augusto Cesar Roxo U. Rocha Filho; Rossana Fontenele Berto; Gabriela Salomão Moreira; Luiza Marinho Rabelo; Sérgio Lourenço Marques; José Formoso Martinez; Carlos Henrique Moreira; Isaac Berensztejn; Mauro Szwarcwald; and Luiz Tito Cerasoli.

This is a free translation of the original minutes drawn up in the Company’s records.

São Paulo – SP, February 27, 2012.

Roberto Catalão Cardoso

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.